UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

PFSweb, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

717098206

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,041,605
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,041,605
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,041,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		215,215
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

215,215
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

215,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,256,820
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,256,820
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,256,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,256,820
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,256,820
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,256,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 717098206

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,256,820
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,256,820
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,256,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 717098206

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,041,605 Shares beneficially owned by Engine Capital is approximately $6,259,120, including brokerage commissions. The aggregate purchase price of the 215,215 Shares beneficially owned by Engine Jet is approximately $1,382,781, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,020,005 Shares outstanding, as of November 6, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

A.	Engine Capital
(a)	As of the close of business on November 13, 2017, Engine Capital directly owned 1,041,605 Shares.

Percentage: 5.5%

(b)	1. Sole power to vote or direct vote: 1,041,605
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,041,605
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
B.	Engine Jet
(a)	As of the close of business on November 13, 2017, Engine Jet directly owned 215,215 Shares.

Percentage: 1.1%

(b)	1. Sole power to vote or direct vote: 215,215
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 215,215
4. Shared power to dispose or direct the disposition: 0

7

CUSIP NO. 717098206

(c)	The transactions in the Shares by Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 1,256,820 Shares.

Percentage: 6.6%

(b)	1. Sole power to vote or direct vote: 1,256,820
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,256,820
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past (60) sixty days.
D.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 1,256,820 Shares.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 1,256,820
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,256,820
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past (60) sixty days.
E.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing member of Engine Management and Engine Investments, may be deemed to beneficially own the 1,256,820 Shares owned beneficially by Engine Management and Engine Investments.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 1,256,820
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,256,820
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares during the past sixty (60) days.

8

CUSIP NO. 717098206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 13, 2017

Engine Capital, L.P.

By:	Engine Investments, LLC,
General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC,
General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

9

CUSIP NO. 717098206

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

Engine Capital, L.P.

Purchase of Common Stock	7,203	8.0449	09/21/2017
Purchase of Common Stock	166	8.1700	09/26/2017
Purchase of Common Stock	16,573	8.2478	10/09/2017
Purchase of Common Stock	9,343	8.1454	10/23/2017
Purchase of Common Stock	8,261	8.1628	10/24/2017
Purchase of Common Stock	10,857	8.1988	10/25/2017
Purchase of Common Stock	746	8.0931	10/26/2017
Purchase of Common Stock	5,263	8.3000	10/27/2017
Purchase of Common Stock	1	8.1000	10/27/2017
Purchase of Common Stock	6,713	8.3339	10/30/2017
Purchase of Common Stock	10,617	8.3723	10/31/2017
Purchase of Common Stock	232	8.1000	11/01/2017
Purchase of Common Stock	57,141	6.9187	11/09/2017
Purchase of Common Stock	3,762	6.4964	11/09/2017
Purchase of Common Stock	46,294	6.8720	11/10/2017
Purchase of Common Stock	22,034	6.9430	11/13/2017

Engine Jet Capital, L.P.

Purchase of Common Stock	1,489	8.0449	09/25/2017
Purchase of Common Stock	34	8.1700	09/28/2017
Purchase of Common Stock	3,427	8.2478	10/11/2017
Purchase of Common Stock	1,930	8.1454	10/25/2017
Purchase of Common Stock	1,706	8.1628	10/26/2017
Purchase of Common Stock	2,243	8.1988	10/27/2017
Purchase of Common Stock	154	8.0931	10/30/2017
Purchase of Common Stock	1,087	8.3000	10/31/2017
Purchase of Common Stock	1,387	8.3339	11/01/2017
Purchase of Common Stock	2,193	8.3723	11/02/2017
Purchase of Common Stock	48	8.1000	11/03/2017
Purchase of Common Stock	11,709	6.9187	11/13/2017
Purchase of Common Stock	771	6.4964	11/13/2017
Purchase of Common Stock	9,487	6.8720	11/14/2017
Purchase of Common Stock	4,515	6.9430	11/15/2017